FETCH! GOURMET DOG TREATS, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Managers of
FETCH! GOURMENT DOG TREATS, LLC
4545 Transit Road, Suite 332
Williamsville, N.Y. 14221

Ladies and Gentlemen:

1. Background. The undersigned understands that Fetch! Gourmet Dog Treats, LLC, a New York limited liability (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C filed by the Company with the SEC and made available to the undersigned (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 240,421 Non-Economic Interest Holder units (each a "**Unit**" and, collectively, the "**Units**") at a price of one dollar and eleven cents ($1.11) per Unit (the "**Purchase Price**"). The Units have no voting rights, no right to share in profit or losses, and can only be redeemed upon sale of the Company, or if the Company is taken public via a public offering as outlined in the Operating Agreement of the Company, which establishes the relative, participating, optional or other rights, qualifications, limitations and restrictions of the Units, a copy of which is attached hereto as **Exhibit A** (the "**Operating Agreement**"). The minimum amount or target amount to be raised in the Offering is one hundred fifty thousand dollars ($150,000) (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is two hundred and forty-nine thousand nine hundred ninety-nine dollars and eighty-three ($249,999.83) (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the

Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount; and

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and

explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m) The undersigned is acquiring the Units solely for the undersigned’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned

in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6. HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) Limited Liability Company Power. The Company has been duly formed as a limited liability company under the laws of the State of New York and, has all requisite legal and limited liability company power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's articles of organization or Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

11. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of New York without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which are hereby incorporated herein and made a part of this Agreement by this reference.

12. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

13. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

14. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding, and effective for all purposes.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Fetch! Gourmet Dog Treats, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

Operating Agreement,

Including Certificate of Designation of Units

(See Attached)

OPERATING AGREEMENT

FETCH! GOURMET DOG TREATS, LLC

THIS OPERATING AGREEMENT (this "Agreement") of **FETCH! GOURMET DOG TREATS, LLC** (the "Company"), effective as of January 8, 2015, is made by and among the Members (as defined below).

WHEREAS, the parties desire to form a limited liability company known as **FETCH! GOURMET DOG TREATS, LLC** pursuant to the New York Limited Liability Act (the "Act"); and

WHEREAS, the Members wish to establish their respective rights and obligations pursuant to the Act in connection with the formation of the Company; and

NOW THEREFORE, in consideration of the covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE 1
THE COMPANY

1.1 Formation. The Company was formed as a limited liability company pursuant to the Act.

1.2 Certificate of Formation. The Certificate of Formation of the Company under the Act (the "Certificate") was filed in the office of the New York Secretary of State on January 8, 2015. The Company will execute further documents (including amendments to the Certificate) and take further action as is appropriate to comply with all requirements of law for the formation and operation of a limited liability company in the State of New York and all other counties and states where the Company may elect to do business. A Member may obtain a copy of the Certificate or any amendments to it, as filed with the New York Secretary of State, by written request to the Company.

1.3 Name. The name of the Company is FETCH! GOURMET DOG TREATS, LLC, but the business of the Company may be conducted under any other name designated by the Members from time to time.

1.4 Character of Business. The nature of the business to be conducted and promoted by the Company is to create, prepare, and distribute/sell all-natural pet treats and food, and to engage in any lawful act or activity for which limited liability companies may be formed under the Act and engage in any and all activities necessary or incidental to the foregoing.

1.5 Principal Place of Business. The principal place of business of the Company is 120 Beale Ave, Cheektowaga, New York 14225, or at another location as may be selected by the Members. The Company may maintain other offices or agents as the Members deems advisable.

1.6 **Registered Office; Registered Agent.** The registered agent and registered office of the Company required by the Act to be maintained in the State of New York shall be as provided in the Certificate or such other registered agent or office (which need not be a place of business of the Company) as the Managers may designate from time to time in the manner provided by law.

1.7 **Fiscal Year.** The fiscal year of the Company is the calendar year.

ARTICLE 2
DEFINITIONS

The following defined terms used in this Agreement have the respective meanings specified below.

2.1 **Adjusted Book Value**. "Adjusted Book Value" with respect to any Company property means the adjusted basis of such property for federal income tax purposes unless such property has been contributed to the Company in which event it shall mean the fair market value of such property at the date of contribution minus all Depreciation taken with respect to such property.

2.2 **Affiliate.** "Affiliate" of a Person shall mean any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person, or an officer, director, partner or trustee of such Person. For purposes of this definition, "control" shall mean the right or ability to elect the majority of the directors of a corporation, to exercise more than fifty percent (50%) of the voting rights in the controlled entity or otherwise to direct the management or policies of the controlled entity.

2.3 **Agreed Value.** For purposes of this Agreement, the “Agreed Value” shall be determined as follows:

(a) Having determined the fair value of the Company as of the date of this Agreement at $1,000.00, as soon as practicable after the end of each fiscal year of the Company, the Members shall jointly determine the fair value of the Company, taking into consideration the fair market value of the Company’s tangible assets, the liabilities of the Company, the past earnings of the Company, and the prospects of the Company for earnings in the future. Upon determination annually of the “Agreed Value” (to be expressed in U.S. dollars) the Members shall execute jointly a Memorandum of Agreed Value which will be presented to the Managers and shall be kept in record by the Company until a new Memorandum of Agreed Value has been filed.

(b) If at any time one year or more has expired from the date of the last Memorandum of Agreed Value as contemplated in paragraph (a) above, and the Members are unable, acting jointly, to agree upon a new determination of Agreed Value, the aggregate Agreed Value of all of the issues and outstanding Stock shall be calculated as follows:

(i) The sum of (i) the fair market value of the Company's tangible assets, as set forth in the report of an appraiser selected jointly by the Members, (ii) cash and accounts receivable of the Company (excluding payments due more than thirty (30) days in the future and including an allowance for uncollectible receivables) of the end of the Company's most recently ended fiscal year, and (iii) an allowance for good will not to exceed twenty five percent (25%) of the sums of paragraph (i) and (ii), less

(ii) All liabilities of the Company as set forth on the Company's balance sheet as of the end of its most recently completed fiscal year, all determined in accordance with generally accepted accounting principles.

(c) Any dispute among the Members with respect to the determination of the Agreed Value set forth in paragraph (b) of this Section shall be resolved by arbitration in accordance with the rules of the American Arbitration Association in Buffalo, NY.

(d) The Agreed Value of any Membership Interest shall be determined by multiplying the Agreed Value of the Company by a fraction the denominator of which is one hundred (100) and the numerator of which is the percentage interest in the Company represented by such Membership Interest.

2.4 Bankruptcy. "Bankruptcy" of a Member shall mean (a) the entry of an order for relief with respect to that Member in a proceeding under the United States Bankruptcy Code, as amended from time to time, (b) the Member's initiation, whether by filing a petition, beginning a proceeding or in answer to a proceeding commenced by another Person, of any action for liquidation, dissolution, receivership or other similar relief, (c) the Member's application for, or consent to the appointment of, a trustee, receiver or custodian for its assets, (d) the Member's making of a general assignment for the benefit of creditors or (e) the Member's failure generally to pay its debts as such debts come due or admission in writing of its inability to pay its debts as they come due. For purposes of this definition, a Member's consent shall be deemed to have been given if an order appointing a trustee, receiver or custodian is entered by a court of competent jurisdiction and is not dismissed within ninety (90) days after its entry.

2.5 Capital Account. "Capital Account" means the account to be maintained by the Company for each Economic Interest Holder in accordance with the following provisions:

(a) an Economic Interest Holder's Capital Account will be increased by the Economic Interest Holder's Capital Contributions, the amount of any Company liabilities assumed by the Economic Interest Holder (or that are secured by Company property distributed to the Economic Interest Holder), the Economic Interest Holder's share of Profit and any item in the nature of income or gain specially allocated to the Economic Interest Holder pursuant to the provisions of Article 5; and

(b) an Economic Interest Holder's Capital Account will be decreased by the amount of money and the fair market value of any Company property distributed to the Economic Interest Holder, the amount of any liabilities of the Economic Interest Holder assumed by the Company (or that are secured by property contributed by the Economic Interest Holder to

the Company), the Economic Interest Holder's share of Loss and any item in the nature of expenses or losses specially allocated to the Economic Interest Holder pursuant to the provisions of Article 5.

If the book value of Company property is adjusted pursuant to Section 5.1(b)(i), the Capital Account of each Economic Interest Holder will be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of that aggregate adjustment.

2.6 Capital Contribution. "Capital Contribution" means the fair market value of any contribution by a Member to the capital of the Company in cash or property. This property does not include the value of any promissory note for which the contributing Member also is the maker. If that promissory note is contributed, the Member's capital account will be increased in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(d)(2).

2.7 Code. "Code" means the Internal Revenue Code of 1986, as amended, or the corresponding provisions of any successor statute.

2.8 Company. "Company" means FETCH! GOURMET DOG TREATS, LLC.

2.9 Depreciation. "Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the fair market value of property contributed to the Company differs from its adjusted basis for federal income tax purposes at the date of contribution, Depreciation shall be an amount which bears the same ratio to such beginning fair market value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other periods bears to such beginning adjusted tax basis.

2.10 Economic Interest. "Economic Interest" means a Person's right to share in the Profits and Losses of, and the right to receive distributions and allocations from, the Company.

2.11 Economic Interest Holder. "Economic Interest Holder" means any Person who holds an Economic Interest, whether as a Member or an unadmitted assignee of a Member.

2.12 Economic Interest Percentage. "Economic Interest Percentage" means, as to a Member, the percentage interest in residual profits and losses set forth after the Member's name on **Schedule I**, as amended from time to time, including, without limitation, to reflect changes in Economic Interest Percentage upon additional Capital Contributions and as to an Economic Interest Holder who is not a Member, the Economic Interest Percentage of the Member whose Economic Interest has been acquired by that Economic Interest Holder, to the extent the Economic Interest Holder has succeeded to that Member's Economic Interest.

2.13 Fiscal Year. "Fiscal Year" means the calendar year.

2.14 Majority in Interest. “Majority in Interest” means the Members holding more than fifty percent (50%) of the aggregate Membership Interests in the Company.

2.15 Manager. "Manager" or "Managers" shall mean those charged with the management of the Company as set forth in Article 6.

2.16 Member. "Member" means each Person who or which executes a counterpart of this Agreement as a Member and each Person who or which becomes a Member of the Company.

2.17 Member-Manager. "Member-Manager" shall mean a Manager who is also a Member.

2.18 Membership Interest. "Membership Interest" means a Member's aggregate rights in the Company, including, without limitation, the Company's (i) Economic Interest and (ii) Voting Interest.

2.19 Person. "Person" means any person, corporation, governmental authority, limited liability company, partnership, trust, unincorporated association or other entity.

2.20 Profits and Losses. "Profits" and "Losses" means, for any fiscal period, an amount equal to the Company's taxable income or loss for the year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses will be added to taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses will be subtracted from taxable income or loss;

(c) Gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the Adjusted Book Value of the property disposed of, notwithstanding the fact that the Adjusted Book Value differs from the adjusted basis of the property for federal income tax purposes; and

(d) In lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the Depreciation for such Fiscal Year or other period.

2.21 Transfer. "Transfer" means, when used as a noun, any gift, sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, give, sell, hypothecate, pledge, assign, or otherwise transfer.

2.22 Transferor. "Transferor" shall mean any Member which Transfers, or proposes to Transfer, a Membership Interest.

2.23 Treasury Regulations. "Treasury Regulations" means all proposed, temporary and final Treasury Regulations promulgated under the Code as in effect from time to time.

2.24 Voting Interest. "Voting Interest" means a Member's right to vote in matters coming before the Company and to participate in the management of the Company.

2.25 Voting Interest Percentage. "Voting Interest Percentage" means, with respect to a particular Member, that Member's percentage of the total aggregate Voting Interests in the Company, as set forth after the Member's name on Schedule I, as amended from time to time.

ARTICLE 3
CAPITAL CONTRIBUTIONS

3.1 Capital Contributions. Each Member will make an initial cash Capital Contribution to the Company of $500.00 as set forth on Schedule I.

3.2 Additional Contributions and Withdrawals. Except as set forth in Section 3.1, no Member will be required to make any Capital Contributions.

3.3 Negative Capital Accounts. A Member with a negative balance in his or her Capital Account at no time during the term of the Company or upon dissolution and liquidation of it, has any obligation to the Company or the other Members to restore that negative balance, except (i) as may be required by law, or (ii) in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

3.4 Withdrawal or Reduction of Capital Contributions. A Member may not receive from the Company any portion of a Capital Contribution until all indebtedness, liabilities of the Company, except any indebtedness, liabilities and obligations to Members on account of their Capital Contributions, has been paid or there remains property of the Company, sufficient to pay them.

ARTICLE 4
COSTS AND EXPENSES

4.1 Operating Costs. The Company will pay or cause to be paid all costs and expenses of the Company incurred by the Company in pursuing and conducting, or otherwise related to, the business of the Company.

4.2 Reimbursement of Members. The Company will not reimburse the Members for any out-of-pocket costs and expenses incurred by them in pursuing and conducting, or otherwise related to, the business of the Company, except for certain expenses incurred in the formation of the Company. Dave Librock will be reimbursed for his investment.

ARTICLE 5
ALLOCATIONS AND DISTRIBUTIONS

5.1 Allocations.

(a) Allocation of Profits and Losses. Except as provided in subparagraphs (b) and (c) of this Section, all Profits and Losses for each Fiscal Year will be allocated to Economic Interest Holders in accordance with their respective Economic Interest Percentages.

(b) Special Allocations. All capitalized terms used in this Section not otherwise defined in this Agreement have the meaning set forth in the Treasury Regulations promulgated pursuant to Code Section 704. The following special allocations will be made in the following order:

(i) Property Contributions. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company or revalued in accordance with Treasury Regulation 1.704-1(b)(2)(iv)(f), solely for tax purposes, will be allocated among the Economic Interest Holders so as to take account of any variation between the adjusted basis of that property to the Company for federal income tax purposes and its initial fair market value. Any elections or decisions relating to these allocations will be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement.

(ii) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Section 5.1, if there is a net decrease in Partnership Minimum Gain during any Adjustment Period, each Economic Interest Holder will be specially allocated items of Company income and gain for the period (and, if necessary, subsequent periods) in an amount equal to that Economic Interest Holder's share of the net decrease in Partnership Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Economic Interest Holder. The items to be so allocated will be determined in accordance with Treasury Regulation Section 1.704-2(f)(6) and 1.704-2(j)(2). This subsection is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and may be interpreted consistently with it.

(iii) Partner Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Section, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any period, each Economic Interest Holder who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to the Partner Nonrecourse Debt, determined in accordance with Treasury Regulation

Section 1.704-2(i)(5), will be specially allocated items of Company income and gain for the Adjustment Period (and, if necessary, subsequent Adjustment Periods) in an amount equal to that Economic Interest Holder's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to the Partner Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Economic Interest Holder pursuant thereto. The items to be so allocated will be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This subsection is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and must be interpreted consistently with it.

(iv) Qualified Income Offset. If any Economic Interest Holder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain will be specially allocated to each such Economic Interest Holder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Capital Account deficit of that Economic Interest Holder as quickly as possible, provided that an allocation pursuant to this subsection will be made only if and to the extent that that Economic Interest Holder would have a Capital Account deficit requiring elimination pursuant to the Treasury Regulations after all other allocations provided for in this Section 5.1 have been tentatively made as if this subsection were not in the Agreement.

(v) Nonrecourse Deductions. Nonrecourse Deductions for any period will be specially allocated among the Economic Interest Holders in proportion to their Economic Interests.

(vi) Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any period will be specially allocated to the Economic Interest Holder who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which the Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(1).

(vii) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to an Economic Interest Holder in complete liquidation of his or her interests, the amount of the adjustment to Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases that basis) and that gain or loss will be specially allocated to the Economic Interest Holders in accordance with their Economic Interests in the event that Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Economic Interest Holder to whom the distribution was made if Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

(viii) Compensation Income. If any Economic Interest Holder is determined to recognize compensation income upon his or her receipt of an Economic Interest, that Economic Interest Holder will be allocated all corresponding items of Company deduction.

(c) Compliance with Treasury Regulations. The provisions of this Agreement, as amended, relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b), and must be interpreted and applied in a manner consistent with those Treasury Regulations. If the Members determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed to comply with those Treasury Regulations, the Members may make such modification, if it is not likely to have a material effect on the amounts distributable to any Economic Interest Holder upon the dissolution of the Company.

(d) Allocation to Transferred Interests. Profits, gains, losses, deductions and credits allocated to an Economic Interest assigned or reissued during a Fiscal Year of the Company will be allocated to the Person who was the holder of such Economic Interest during the Fiscal Year, in proportion to the number of days that each holder was recognized as the owner of the Economic Interest during such Fiscal Year or in any other proportion permitted by the Code and selected by the Members, without regard to results of Company operations during the period in which each holder was recognized as the owner of the Economic Interest during the Fiscal Year, and without regard to the date, amount or recipient of any distributions which may have been made with respect to that Economic Interest.

5.2 Distributions.

(a) Cash Distributions. From time to time (but at least annually) the Members will determine to what extent (if any) the Company's cash on hand exceeds its current and anticipated needs, including, without limitation, for operating expenses, debt service, and a reasonable contingency reserve. If an excess exists, the Members will cause the Company to distribute to the Economic Interest Holders, in accordance with their Economic Interest Percentages, an amount in cash equal to that excess.

(b) Non-Cash Distributions. From time to time the Company also may distribute property of the Company other than cash to the Members, which distribution must be made in accordance with their Economic Interest Percentages and may be made subject to existing liabilities and obligations. Immediately prior to such distribution, the Capital Accounts of the Members will be adjusted as provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(f). No such distribution will be made that causes the Capital Account of any Member to be negative.

(c) Tax Distributions. Notwithstanding the foregoing, each Member shall be entitled to receive minimum distributions with respect to each year of the Company equal to the net tax effect of the allocation of Company income, gain, loss and deduction to such Member for such year. Such distributions will be made within 90 days following the end of each fiscal year of the Company.

(d) Allocation of Distributions. Distributions to Economic Interest Holders will be allocated among such Economic Interest Holders in accordance with their respective Economic Interest Percentages as of the date of the distribution, without regard to the length of time the Economic Interest Holder has held the Economic Interest.

(e) Distribution Upon Liquidation. All distributions by the Company upon its final liquidation and dissolution will be made to the Economic Interest Holders, pro rata in accordance with the positive balance in the Economic Interest Holders' Capital Accounts, after adjustment to reflect all Profits and Losses (including unrealized appreciation and depreciation allocable in accordance with Section 5.3) for the Fiscal Year in which the liquidation occurs.

5.3 If the Members determine that a portion of the Company's assets should be distributed in kind to the Economic Interest Holders, the Members must obtain an independent appraisal of the fair market value of each of those assets as of a date reasonably close to the date of the distribution. Any unrealized appreciation or depreciation with respect to the asset will be allocated among the Economic Interest Holders in proportion with each Economic Interest Holder's Economic Interest in the Company (assuming that the property is sold for the appraised value) and distribution of any of those assets in kind to an Economic Interest Holder will be considered a distribution of an amount equal to the assets' appraised fair market value for purposes of determining the Capital Account of the distributee.

5.4 **Credit**. For all income tax purposes, credits of the Company claimed for a Fiscal Year will be allocated among the Economic Interest Holders in the same manner as Losses are allocated among the Economic Interest Holders pursuant to Section 5.1(a).

5.5 The Company may offset all amounts owing to the Company by an Economic Interest Holder against any distribution to be made to the Economic Interest Holder.

5.6 No distribution will be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company.

ARTICLE 6
MANAGEMENT

6.1 Management and Authority.

(a) The property, business and affairs of the Company shall be managed by its Managers. Except where the Members' approval is expressly required by this Agreement or by the Act, the Managers shall have full authority, power and discretion to make all decisions with respect to the Company's business and to perform such other services and activities as set forth in this Agreement. Any Person dealing with the Company, may rely on the authority of a Manager in taking any action in the name of the Company without inquiry into the provisions or compliance herewith, regardless of whether that action is actually taken in accordance with the provisions of this Agreement. Every Manager shall be an agent of the Company for its business purposes and each Manager may bind the Company in the ordinary course, provided that the Managers have approved such action in accordance with this Agreement or the Act. Unless otherwise expressly authorized by this Agreement or the Members as set forth herein, the act of a

Manager that is not apparently for carrying on the Company's business in the ordinary course shall not bind the Company.

(b) Except as otherwise expressly provided in this Agreement or the Act, the Members shall have no right to control or manage, nor shall they take any part in the control or management of, the property, business or affairs of the Company, but they may exercise the rights and powers of Members under this Agreement, including, without limitation, the right to approve certain matters as provided herein.

6.2 Number, Tenure and Qualifications. The Company shall initially have two (2) Managers who shall be elected by the Members. The initial Managers shall be Jackie M. Lovern and John M. Griveas. Jackie Lovern will have primary responsibility for administrative and financial matters and John M. Griveas will have primary responsibility for sales, marketing and client relations and day to day operations. Each Manager shall serve until its successor shall have been elected and qualified. The Members may from time to time create or designate additional classes of Managers having such relative rights, powers, duties, preferences and limitations as the Members may determine, subject to the limitations set forth in this Agreement.

6.3 Certain Powers of Managers. Without limiting the generality of Section 6.1, but subject to Section 6.4, the Managers shall have the power and authority, on behalf of the Company to:

(a) establish bank accounts in the name of the Company and establish the identity of all signatories entitled to draw against such accounts for the benefit of the Company;

(b) employ accountants, legal counsel and consultants for the Company (but not including Managers in their capacity as such);

(c) execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, assignments, bills of sale, leases, partnership agreements, and any other instruments or documents necessary, in the opinion of the Managers, to the business of the Company and relating to transactions that have been approved in accordance with this Agreement;

(d) enter into any and all other agreements on behalf of the Company with any other Person (including Members, Managers or Affiliates of any thereof), for any purpose in the ordinary course, in such forms as the Managers may approve;

(e) institute, prosecute and defend legal, administrative or other suits or proceedings in the Company's name;

(f) establish pension, benefit and incentive plans for any or all current or former employees, and/or agents of the Company, on such terms and conditions as the Managers may approve, and make payments pursuant thereto; and

(g) do and perform any and all other lawful acts as may be necessary or appropriate to conduct the Company's business.

6.4 <u>Decisions Requiring Approval of Members</u>. Notwithstanding anything else in the Agreement, the vote or written consent of the Members whose Voting Interest Percentages aggregate at least 75% of the Membership Interests in the Company shall be required to authorize any of the following acts or transactions by the Managers on behalf of the Company:

(a) a sale of all or substantially all the assets of the Company;

(b) a decision to liquidate the Company, or a decision to declare the Company insolvent or to seek an assignment of the Company's assets for the benefit of its creditors or to appoint a receiver or trustee or the like for the Company's assets, or to file a petition in bankruptcy or not to contest an involuntary petition;

(c) any act in contravention of this Agreement;

(d) any act amending, restating or revoking this Agreement or the Certificate of Formation of the Company;

(e) any act that would make it impossible to carry on the ordinary business of the Company, except as otherwise provided in this Agreement;

(f) any purchase, construction, lease or other acquisition of real property; or

(g) other than in the ordinary course, the entry into any agreement or series of related agreements, including any agreement to borrow money, that, either individually or collectively, (i) creates a monetary obligation in excess of $3,000 or (ii) grants a mortgage on, or a security interest in, a pledge or otherwise encumbers, any material asset of the Company;

(h) the loan of Company funds to, or the guaranty by the Company of any obligation of, any Person, or the grant of a security interest in any assets of the Company as collateral for such a loan.

6.5 <u>Limitation of Liability</u>. Notwithstanding anything contained herein to the contrary, to the fullest extent permitted by applicable law from time to time, a Manager will have no liability to the Company or any Member by reason of being or having been a Manager, provided that this Section 6.5 shall not affect such Manager's liability:

(a) if a judgment or other final adjudication adverse to the Manager establishes that (i) its acts or omissions were in bad faith or involved intentional misconduct, (ii) it gained financial or other advantages to which it was not entitled, or (iii) it did not perform its duties as required under the Act with respect to a distribution made in violation of the Act;

(b) for any act or omission prior to the adoption of this Section 6.5; or

(c) for its failure to perform its duties under this Agreement.

6.6 **Reliance on Information**. In performing its duties, a Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements, in each case prepared or presented by:

(a) one or more agents or employees of the Company; or

(b) counsel, public accountants or other persons, as to matters that the Manager reasonably believes to be within their respective professional or expert competence.

6.7 **Resignation or Removal**.

(a) Any Manager may resign at any time by giving notice to the Members, effective upon receipt thereof or at such later time specified therein. Unless otherwise specified in the notice, acceptance of a resignation shall not be necessary to make it effective. The resignation of a Member-Manager shall not affect its rights as a Member.

(b) Any or all Managers may be removed at any time by vote or written consent of Members whose Voting Interest Percentages aggregate at least 75%. The removal of a Member-Manager shall not affect its rights as a Member.

6.8 **Meetings of Managers**. Meetings of Managers, for any purpose, may be called by any Manager. The request shall state the purpose or purposes of the proposed meeting and the business to be transacted. The meetings will be held at the principal office of the Company, or at another place as may be designated by the Managers. Notice of any meeting will be delivered to all Managers in the manner prescribed in Article 13 within 10 days after receipt of the request and not fewer than 15 days nor more than 60 days before the date of the meeting. The notice will state the place, date, hour and purpose or purposes of the meeting. At each meeting of the Managers, the Managers present will adopt such rules for the conduct of such meeting as they deem appropriate. The expenses of any meeting, including the cost of providing notice thereof, will be borne by the Company. Whenever Managers are required or permitted to take any action by vote or at a meeting, that action may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action so taken is signed by all of the Managers.

6.9 **Manner of Acting.** The unanimous vote or written consent of the Managers will be the act of the Managers.

6.10 **Officers**. The Members hereby designate Jackie M. Lovern as President of the Company; provided, however, that the office of President does not provide her with any additional powers than she has as a Manager of the Company. The Members hereby designate John M. Griveas as Vice President of the Company; provided, however, that the office of Vice President does not provide him with any additional powers than he has as a Manager of the Company. The Members may designate one or more individuals as officers of the Company, who shall have such titles and exercise and perform such powers and duties as shall be assigned to them from time to time by the Members. Officers need not be Members, or residents of the State of New York. Any officer may be removed by the Members at any time, with or without cause. Each officer shall hold office until his or her successor shall be duly designated or until

the earlier of the officer's death, resignation or removal. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed by the Members. The delegation of duties and powers to an officer shall not alter or limit the power and authority of the Members to manage the Company exclusively in their membership capacity and to bind the Company.

[NOTE: This provision is designed to facilitate the giving of titles such as President to the Managers, as many business people may not fully understand the role of the manager of an LLC.]

6.11 **Other Business**. Each Manager may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others, so long as such business ventures are not competitive with the business of the Company. Neither the Company nor the Members shall have any rights in or to such independent ventures or the profits therefrom.

ARTICLE 7
TAXES

7.1 **Tax Returns**. The Members will cause to be prepared and filed all necessary federal and state income tax returns for the Company.

7.2 **Tax Elections.** The Company will make the following elections on the appropriate tax returns:

(a) To adopt the calendar year as the Fiscal Year;

(b) To adopt the cash method of accounting and keep the Company's books and records on the income tax method;

(c) If a distribution as described in Code Section 734 occurs or if a transfer of a Membership Interest described in Code Section 743 occurs, upon the written request of any Member, to elect to adjust the basis of the property of the Company pursuant to Code Section 754;

(d) To elect to amortize the organizational expenses of the Company and the start-up expenditures of the Company under Code Section 195 ratably over a period of sixty months as permitted by Code Section 709(b);

(e) To elect as a domestic eligible entity to be treated as a partnership under the federal entity classification election rules; and

(f) Any other election that the Members may deem appropriate and in the best interests of the Members.

Neither the Company nor any Member may make an election for the Company to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar

provisions of applicable state law, and no provisions of this Agreement will be interpreted to authorize any such election.

7.3 Tax Matters Partners. Jackie M. Lovern is the "Tax Matters Partner" of the Company pursuant to Code Section 6231(a)(7).

ARTICLE 8
ACCOUNTS

8.1 Books. The Members will maintain complete and accurate books of account of the Company's affairs at the Company's principal offices, including a list of the names and addresses of all Members and Economic Interest Holders and the interest held by each Member or Economic Interest Holder. Each Member and its accountants, lawyers and agents has the right to inspect the Company's books and records (including the list of the names and addresses of Members and Economic Interest Holders) at the offices of the Company.

8.2 Members' Accounts. Separate Capital Accounts will be maintained for each Economic Interest Holder.

8.3 Reports, Returns and Audits. The books of account will be kept on the cash basis of accounting. The books of the Company will be closed promptly after the end of each Fiscal Year. Within 75 days of the end of each Fiscal Year, each Economic Interest Holder will be provided with an information letter containing all information concerning the Company necessary for the preparation of the Economic Interest Holder's income tax return(s).

ARTICLE 9
MEMBERSHIP; TRANSFERS

9.1 General.

(a) A Member has no right to withdraw or resign from the Company. Except as otherwise specifically provided in this Agreement, and subject in any event to Sections 9.3 and 9.4, no Member shall have the right to Transfer any Membership Interest to a non-Member without the consent of the remaining Members, which may be withheld for any reason or no reason, in its or their sole discretion.

(b) Additionally, the Members hereby agree that if any Member is a corporation, partnership or limited liability company, any change in the beneficial ownership of such Member that results in any Person or Entity who was not a beneficial owner of such Member, as of the date of this Agreement, becoming a beneficial owner of such Member (a "Member Ownership Change") must be approved by the remaining Members. If a Member Ownership Change occurs without the consent of the remaining Members, the Member which is the subject of the Member Ownership Change shall be treated as offering to sell its entire Membership Interest to a bona fide purchaser for value, and such transaction will be subject to the remainder of this Section 9 including, but not limited to, the Right of First Refusal in Section 9.2.

9.2 Right of First Refusal.

(a) If a Member wishes to sell or transfer for value all or any part of his or its Membership Interest to a bona fide prospective purchaser, and the sale or transfer is not prohibited under the terms of this Agreement, the Member shall first offer, in writing, such Membership Interest for sale to the Company in accordance with this Section 9.2. Any such offer shall identify the prospective purchaser, specify a price in U.S, dollars offered by the prospective purchaser, and shall offer such Membership Interest to the Company at the price offered by the prospective purchaser. The Company shall have a period of thirty (30) days after receipt of the offer within to accept it, in whole or in part. If the Company accepts the offer within the 30-day period, it shall purchase and pay for the Membership Interest within 10 days after the 30-day period.

(b) If the Company elects not to exercise its right of first refusal, each non-selling Member shall have the right, for thirty (30) days after the expiration of the 30-day period during which the Membership Interest is offered for sale to the Company, to elect to purchase his or its pro rata share of the Membership Interest not purchased by the Company. If the non-selling Member(s) elect to purchase the Membership Interest within the 30-day period during which Stock is offered for sale to them, it, he or they shall purchase and pay for the Membership Interest within ten (10) days thereafter. If any one or more of the non-selling Members fails to purchase his or its full pro rata share of the Membership Interest offered to it or him, then the other non-selling Members may determine by agreement among themselves which of them will purchase the portion which that Member has elected not to purchase.

(c) If all of the Membership Interest so offered for sale is not purchased by the Company or the non-selling Members, the selling Member may sell or transfer the remaining Membership Interest, within a period of thirty (30) days after the expiration of the 30-day period during which the Stock is offered for sale to the non-selling Members, but only to the prospective purchaser at the price stated in the offers delivered by the selling Member to the Company and the non-selling Members, provided such prospective purchaser delivers to the Company a written instrument confirming that he is bound as a Member under this Agreement. If the sale or transfer to the prospective purchaser is not consummated within such 30-day period, the rights of first refusal under this paragraph shall be reinstated.

9.3 Other Conditions to Permitted Transfers.

(a) As conditions to recognizing the effectiveness of any Transfer permitted under this Article 9, and (subject to Section 9.4 below) the admission of a transferee as a new Member, the Transferor and the proposed transferee shall execute, acknowledge and deliver to the Company, at the Transferor's (and/or the transferee's) expense, such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and shall perform all other acts necessary or desirable, in the opinion of counsel to the Company, to:

(i) constitute such transferee a Member, if applicable;

(ii) confirm that the Person desiring to acquire a Membership Interest, or to be admitted as a Member, has accepted, assumed, and agreed to be bound by, all of

the terms, obligations and conditions of this Agreement, as in effect at the time of the Transfer;

(iii) preserve the Company after such Transfer under the laws of each jurisdiction in which the Company is qualified, organized or does business;

(iv) assure compliance with all applicable state and federal laws,; and

(v) constitute the Company a third-party beneficiary of the rights of the Transferor and the obligations of the transferee under any arrangements or agreements to Transfer a Membership Interest hereunder, with full power to enforce such rights and obligations directly against the transferee.

(vi) If, as of the proposed effective date of a Transfer, there is a mortgage or other agreement in effect by which the Company or any of its assets are bound that permits the holder of indebtedness secured thereby to accelerate the indebtedness in the event of the Transfer of a Membership Interest or more than a specified Membership Interest, then, without the consent of 75% of the remaining Members, no Transferor may Transfer an Interest to the extent such Transfer would entitle the holder of such indebtedness to accelerate it.

9.4 Transferee Not Member. Except as otherwise set forth in Section 9.8, a transferee of a Membership Interest pursuant to a Transfer otherwise complying with the provisions of this Article 9 shall not be a Member, and shall have no right to participate in the management of the business of the Company or to become a Member, unless a Majority in Interest of the remaining Members approve the admission as a Member of such transferee, which approval may be withheld in the sole discretion of any such Member. A transferee not admitted as a Member hereunder will be an Economic Interest Holder for all purposes, and shall be entitled to receive any share of Profits and Losses, other allocable items and distributions to which the Transferor would have been entitled, to the extent of the Economic Interest transferred to such assignee. The Economic Interest held by an assignee shall be subject to the same restrictions on Transfer as are Membership Interests held by Members, as set forth in this Article 9. The assignee shall have the same financial obligations to the Company as a Member holding the same Economic Interest would have. A transferee who becomes a Member shall be treated as a Member for all purposes under this Agreement.

9.5 Effective Date.

(a) Any Transfer of a Membership Interest or admission of a Member in accordance with this Agreement shall be effective as of the last day of the calendar month in which all of the conditions thereto were satisfied. No Transfer of a Membership Interest shall be effective unless and until the Company has received notice of the name and address of the transferee and the date of such Transfer, and shall then be effective only to the extent set forth in this Agreement.

(b) No new Membership Interest Holder shall be entitled to any retroactive allocation of Profits or Losses or other allocable items incurred by the Company.

9.6 Certain Transfers of No Effect.

(a) Any Transfer or attempted Transfer of a Membership Interest in violation of the terms of this Agreement shall be null and void and have no effect. However, if a court of competent jurisdiction determines that any restrictions on Transfer contained herein are void or otherwise unenforceable; such restrictions shall be treated as though they were not included herein and the provisions of Section 9.4 shall be deemed to apply to such Transfers not otherwise specifically authorized by this Agreement. Each Transferor hereby indemnifies the Company and the remaining Members against any and all loss, liabilities, damages and expenses, including, without limitation, tax liabilities or loss of tax benefits, arising directly or indirectly out of any Transfer or purported Transfer in violation of this Agreement.

(b) In the event that any Member sells, assigns, transfers, gives, pledges, encumbers, or otherwise disposes of any Membership Interest or Economic Interest in any manner not in accordance with the terms of this Agreement, then, in addition to any other remedies available under this Agreement, the remaining Members shall have the right to purchase the Membership Interest or Economic Interest thus transferred, pro rata from the transferee thereof for an amount equal to the lesser of (i) the amount paid by such transferee for the Membership Interest or the Economic Interest, or (ii) fifty percent (50%) of the Agreed Value of the Membership Interest or Economic Interest. The remaining Members may exercise this purchase right by written notice to such transferee at any time within ninety (90) days after receiving actual notice of such transfer, and the purchase of such Membership Interest or Economic Interest shall be consummated within thirty (30) days after such notice is given. At the closing of such purchase, the transferee of the Membership Interest or Economic Interest in violation of the terms of this Agreement shall deliver to the remaining Members or the Company against payment of the purchase price, such instruments as may be necessary or desirable in the opinion of counsel for the remaining Members and the Company to effect the transfer of such Membership Interest or Economic Interest. Acceptance by any purchaser, assignee, transferee, donee, or pledge, of any of Membership Interest or Economic Interest, shall evidence conclusively the consent of such party to all the terms of this agreement.

(c) Any person who becomes the holder or possessor of any Economic or Membership Interest in the Company by virtue of any judicial process, attachment, Bankruptcy, receivership, execution, or judicial sale, including without limitation, any person to whom such Economic Interest or Membership Interest shall have been transferred pursuant to a court order in a matrimonial action, shall immediately offer all of such Economic Interest or Membership Interest to the Company whenever requested by the Company at the lesser of the Agreed Value, or the book value determined in accordance with Generally Accepted Accounting Principles, provided, however, in the event that a dispute with respect to the computation and amount of the book value of the Economic Interest or Membership Interest such dispute shall be submitted for binding decision to the accounting firm servicing the Company.

9.7 Pledge or Encumbrance of Membership Interests. Any party to this Agreement may pledge or assign all or part of its Membership Interest to a bank or similar financial institution as security or collateral provided that (i) the party making such pledge or assignment gives notice in advance to the Company of such transaction, (ii) the financial

institution agrees in writing in form and substance satisfactory to counsel for the Company that, in the event such institution proposes to make any disposition whatsoever of the Membership Interest in which it holds an interest, such financial institution must first comply with the terms of Section 9.2 hereof as though such financial institution was a party hereto. Notwithstanding the foregoing, no financial institution shall be given any Voting Interest in any Membership Interest assigned or pledged to or encumbered by such financial institution.

9.8 Excluded Transfers.

(a) The restrictions set forth in Sections 9.1, 9.2, 9.4 and 9.6 shall not apply to (i) the Transfer of a Membership Interest to another Member, (ii) the issuance of a Membership Interest directly by the Company to a new Member, or (iii) the Transfer of an Interest by a Member to an Affiliate of that Member.

(b) The restrictions set forth in Sections 9.1 and 9.2 shall not apply to the Transfer of a Membership Interest from a deceased Member to his personal representative or estate.

9.9 Transfer of Entire Economic Interest. Notwithstanding anything contained herein or in the Act to the contrary, a Member who Transfers all or any portion of its Economic Interest in accordance herewith shall not cease to be a Member, but shall retain the entire Voting Interest associated with its Membership Interest. Required votes or consents under this Agreement, and a Transferor Member's relative vote, shall, after any Transfer of an Economic Interest, be determined as though the Transferred Economic Interest were still held by the Transferor Member.

9.10 Representations and Warranties of Members.

(a) **General**. Each Member hereby represents and warrants to the Company and each other Member that (i) if that Member is a corporation, it is duly organized, validly existing and in good standing under the law of the state of its incorporation; (ii) if that Member is a limited liability company, partnership, trust or other entity, it is duly formed, validly existing and in good standing under the law of the state of its formation, (iii) the Member has full corporate, limited liability company, partnership, trust, or other applicable power and authority to execute and agree to this Agreement and to perform its obligations hereunder and all necessary actions and approvals by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries or other Persons necessary for the due authorization, execution, delivery and performance of this Agreement by that Member have been duly had or taken; (iv) the Member has duly executed and delivered this Agreement; and (vi) the Member's authorization, execution, delivery and performance of this Agreement does not conflict with any other agreement or arrangement to which the Member is a party or by which it is bound.

(b) Investment Representations. Each Member hereby represents and warrants to the Company and each other Member as follows:

(i) the Membership Interest owned by it has not been registered under the Securities Act of 1933, the New York State securities act or any other state securities

laws (collectively, the "Securities Acts") because the Company is issuing (or an Membership Interest Holder has Transferred) such Membership Interest in reliance upon exemptions from the registration requirements contained in the Securities Acts for issuances not involving a public offering;

(ii) the Company (or the Transferor) has relied upon the fact that the Membership Interest is to be held by such Member for investment purposes only, and not with a view to any resale or distribution thereof; and

(iii) the Company is under no obligation to register or qualify the Membership Interest or to assist any Member in complying with any exemption from registration under the Securities Acts if such Member wishes to dispose of the Membership Interest.

(iv) Each Member is acquiring the Membership Interest for his or its own account, for investment purposes only, and not with a view to the resale or distribution thereof.

(v) Before acquiring the Membership Interest, each Member investigated the Company and its business, and the Company made available to it all information necessary to make an informed decision to acquire the Interest.

9.11 Liability to Third Parties. No Member shall be liable for the debts, obligations or liabilities of the Company, including under a judgment, decree or order of a court.

ARTICLE 10
DISSOLUTION

10.1 Events of Dissolution. The Company will dissolve and its affairs will be wound up upon the first to occur of the following:

(a) the approval or written consent of Members whose Voting Interest Percentages aggregate at least 75%;

(b) the sale, exchange or other disposition by the Company of all or substantially all of the Company's assets; or

(c) the entry of a decree of judicial dissolution under Section 802 of the Act.

10.2 Liquidation. Upon the dissolution of the Company, the Company will cease to engage in any further business, except to the extent necessary to perform existing obligations, and the Managers or their successors shall wind up its affairs and liquidate or distribute its assets. Except as provided under Section 803 of the Act, the Manager or his successor shall appoint a liquidator (who may, but need not, be the Manager or his successor) who shall have sole authority and control over the winding up of the Company’s business and affairs and shall diligently pursue the winding up of the Company.

10.3 **Winding Up.** Upon the dissolution and winding up of the Company, the assets will be distributed as provided for in Section 804 of the Act and upon completion of the distribution of Company assets, the Company will be terminated and the person acting as liquidator shall cause the cancellation of the Certificate of Formation in accordance with Section 203 of the Act and shall take such other actions as may be necessary or appropriate to terminate the Company.

ARTICLE 11
AMENDMENTS TO AGREEMENTS

11.1 **Amendments**. Amendments to this Agreement must be made only upon the approval or written consent of Members whose Voting Interest Percentages aggregate at least [75%]. Notwithstanding anything to the contrary and except where approval of the Members is specifically provided for elsewhere in this Agreement (including, without limitation, in Sections 6.3 and 10.1), without the approval or written consent of each of the Members, no amendment will cause the Company to become a general partnership, alter the liability of any Member, change the Fiscal Year of the Company or alter any Economic Interest Holder's Economic Interest in profits and losses or distributions or alter the provisions of this Article.

ARTICLE 12
MEETINGS OF THE MEMBERS

12.1 **Meetings.** Meetings of Members, for any purpose, may be called by Members holding in aggregate 50% or more of the Voting Interest Percentages. The request shall state the purpose or purposes of the proposed meeting and the business to be transacted. The meetings will be held at the principal office of the Company, or at another place as may be designated by the Members. Notice of any meeting will be delivered to all Members in the manner prescribed in Article 13 within 10 days after receipt of the request and not fewer than 15 days nor more than 60 days before the date of the meeting. The notice will state the place, date, hour and purpose or purposes of the meeting. At each meeting of the Members, the Members present or represented by proxy will adopt such rules for the conduct of such meeting as they deem appropriate. The expenses of any meeting, including the cost of providing notice thereof, will be borne by the Company.

12.2 **Proxy.** Each Member may authorize any person or persons to act for him or her by proxy in all matters in which a Member is entitled to participate. Every proxy must be signed by the Member or his or her attorney in fact. No proxy will be valid after the expiration of 6 months from its date. Every proxy will be revocable by the Member executing it.

12.3 **Written Consents.** Whenever Members are required or permitted to take any action by vote or at a meeting, that action may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action so taken is signed by the Members whose Voting Interest Percentages aggregate at least the minimum level that would be necessary to authorize or take the action by vote or at a meeting. Notice of any action so taken by written consent will be given by the Company to all Members who have not so consented, in the manner prescribed in Article 13, promptly after the taking of the action.

12.4 **Manner of Acting.** The vote or written consent of Members whose Voting Interest Percentages aggregate more at least [75%] will be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, the Certificate or this Agreement (including, without limitation, Section 6.3 of this Agreement.

ARTICLE 13
NOTICES

13.1 **Method for Notices.** Unless otherwise provided in this Agreement, any notice to be given hereunder shall be in writing and (a) delivered personally (to be effective when so delivered), (b) mailed by Registered or Certified mail, return receipt requested (to be effective four days after the date it is mailed), (c) sent by Federal Express or other overnight courier service (to be effective when received by the addressee) or (d) sent by facsimile transmission (to be effective upon receipt by the sender of electronic confirmation of the delivery of the facsimile provided that a copy is mailed by way of one of the above methods), to the following addresses and telecopy numbers (or to such other addresses or telecopy numbers which any party shall designate in writing to the other parties):

If to the Company:

Fetch! Gourmet Dog Treats, LLC
120 Beale Avenue
Cheektowaga, New York 14225
Facsimile: ________________
Attention: Jackie Lovern

If to the Members:

To the address set forth for each of them on Schedule I.

13.2 **Routine Communications.** Notwithstanding the provisions of Section 13.1, routine communications, such as distribution checks or financial statements of the Company, may be sent by first-class mail, postage prepaid.

13.3 **Computation of Time.** In computing any period under this Agreement, the day of the act, event or default from which the designated period begins to run is not included. The last day of the period so computed is included, unless it is a Saturday, Sunday or legal holiday, in which event the period runs until the end of the next day that is not a Saturday, Sunday or legal holiday.

ARTICLE 14
GENERAL PROVISIONS

14.1 **Entire Agreement.** This Agreement constitutes the entire agreement among the parties with respect to the subject matter, and supersedes any prior agreement or understanding among the parties with respect to the subject matter.

14.2 **Waiver.** Except as provided otherwise in this Agreement, no rights of any Member hereunder may be waived except by an instrument in writing signed by the party sought to be charged with such waiver.

14.3 **Governing Law.** This Agreement must be construed in accordance with and governed by the laws of the State of New York, without giving effect to the provisions, policies or principles of those laws relating to choice or conflict of laws.

14.4 **Binding Effect.** Except as provided otherwise in this Agreement, this Agreement is binding upon and inures to the benefit of the parties to it and of their respective legal representatives, heirs, successors and assigns.

14.5 **Counterparts.** This Agreement may be executed either directly or by an attorney-in-fact, in any number of counterparts of the signature pages, each of which will be considered an original.

14.6 **Severability.** Any provision that is prohibited or unenforceable in any jurisdiction, as to such jurisdiction, will be ineffective to the extent of the prohibition or unenforceability, without invalidating the remaining portions or affecting the validity or enforceability of the provision in any other jurisdiction.

14.7 **Headings.** The section and other headings in this Agreement are for reference purposes only and do not affect the meaning or interpretation.

14.8 **Waiver of Partition.** Each Member irrevocably waives, during the term of the Company, any right that he or she may have to maintain any action for partition with respect to any Company property.

14.9 **Opportunity to Consult Counsel.** Each Member acknowledges that he or it had the opportunity to consult independent legal counsel regarding his or its rights and obligations under this Agreement.

14.10 **Taxable Year.** The Company elects the calendar year as its taxable year for federal income tax purposes. Each Member must have elected properly to use the calendar year as his or her taxable year for federal income tax purposes.

IN WITNESS WHEREOF the parties have executed this Agreement, to be effective as of the day and year first above written.

____
Jackie M. Lovern

____
John M. Griveas

FETCH! GOURMET DOG TREATS, LLC**:**

By:__________________________________
Name:
Title:

FETCH! GOURMET DOG TREATS, LLC

SCHEDULE I

NAME AND ADDRESS	**CAPITAL CONTRIBUTION**	**ECONOMIC INTEREST PERCENTAGE**	**VOTING INTEREST PERCENTAGE**
Members:			
Jackie M. Lovern 120 Beale Ave Cheektowaga, NY 14225	$**500.00**	50%	50%
John M. Griveas 120 Beale Ave Cheektowaga, NY 14225	$**500.00**	50%	50%
____________________________ ____________________________ ____________________________			
____________________________ ____________________________ ____________________________			
____________________________ ____________________________ ____________________________			

MINUTES OF A SPECIAL MEETING OF
FETCH! GOURMET DOG TREATS, LLC
4545 Transit Road, Williamsville, N.Y. 14221
June 26, 2020

PRESENT: John Griveas, Jackie M Lovern, and Shawn P. Martin, Esq.

Jackie M. Lovern is the President and John Griveas is the Vice-President of FETCH! Gourmet Dog Treats, LLC., a New York Limited Liability Company.

The meeting was called to Order by Jackie M. Lovern, President. Waiver of Notice of the meeting was duly signed. It was ordered that said Waiver be received and made a part of the minutes of this meeting.

Upon motion duly made, seconded, and carried, it was unanimously

RESOLVED, that Article 2 of the Operating Agreement shall be amended as follows:

2.26. Non-Economic Interest Holder: Non-Economic Interest Holder shall be a person or entity who has no voting rights, no right to share in profits of losses, but who shall be entitled to a pro-rata share of proceeds in the event that the Company is bought out by another company, individual, corporation or other entity or taken public via public offering.

2.27 The Company shall be divided into one-million units, 623,050 units to Jackie M. Lovern, 109,950 units to John Griveas and 267,000 units reserved for Non-Economic Interest Holders.

FURTHER RESOLVED THAT Jackie Lovern be authorized to executed and sign any documents with WeFunder in order to obtain private financing upon issuance of a Non-Economic interest.

Upon motion duly made, seconded, and carried, all previous acts done on behalf any by the said Corporation were ratified, confirmed, and approved as if the same were more fully set forth herein.

There being no further business, the meeting was adjourned.

Jackie Lovern (Jul 3, 2020 21:25 EDT)
____
JACKIE M. LOVERN President

John M Griveas
____
JOHN GRIVEAS, Vice-President